Principal Global Investors, LLC 801 Grand Avenue, Des Moines, IA 50309 800-553-1390 tel www.principalglobal.com

October 9, 2018

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Equity Income Fund - Class J	$10,000	305.998

Each share of the Equity Income Fund has a par value of $0.01 and a price of $32.68 per share. In connection with such purchase, Principal Global Investors, LLC represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ Adam U. Shaikh
Adam U. Shaikh
Counsel